MINTZ LEVIN

Kenneth R. Koch | 212 692 6768 | kkoch@mintz.com

Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
212-983-3115 fax
www.mintz.com

August 3, 2006

VIA EDGAR AND FEDEX

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Services Acquisition Corp. International Amendment No. 3 Proxy Statement on Schedule 14A Filed August 3, 2006 File No. 000-32552

Dear Mr. Reynolds:

On behalf of Services Acquisition Corp. International (the ‘‘Company’’ or ‘‘SACI’’), we respond as follows to the Staff’s legal comments dated July 25, 2006 relating to the above-captioned Proxy Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Proxy Statement, the enclosed copy of which has been marked with the changes from the original filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

General

1.	We note your response to prior comment one of our letter dated June 16, 2006 and reissue the comment. We continue to believe that ‘‘a detailed analysis as to the valuation determined by the [board],’’ including how the board determined the 80% test was met, and how the board determined the merger proposal was fair when entered into, is appropriate. Furthermore, please make it clear throughout the proxy statement that even though a fairness opinion was obtained, since it was not obtained until after the merger agreement was entered into, the board is unable to utilize or rely upon the fairness opinion as additional evidence of its informed business judgment at the time the merger agreement was entered into.

We have revised the text in accordance with the Staff’s request to better explain how the valuation of Jamba Juice Company was determined and upon such determination how satisfaction of the 80% test was concluded by the SACI board of directors and that a separate independent evaluation to calculate the 80% was unnecessary. Please see pages 45, 46 and 47.

2.	Please ensure that the text on pages 30 and 106, added in response to our prior comment 4 from our June 16, 2006 letter, are updated and tailored to your Schedule 14A. For example, we note references to ‘‘this offering’’ on page 30, and ‘‘existing stockholders’’ on page 107 which may not be appropriate.

We have revised the text in accordance with the Staff’s request and changed ‘‘this offering’’ to ‘‘our initial public offering’’ and ‘‘existing stockholders’’ to ‘‘our initial stockholders.’’ In addition, please see pages 30, 114 and 115.

3.	Please update the information throughout the prospectus as of the most recent practicable date. For example, update the pro rata portion of the trust in the event of conversion. The information is currently as of March 31, 2006.

We have revised the text throughout the document in accordance with the Staff’s request to reflect the amount held in trust as of June 30, 2006 to be $130,131,537, or $7.54 per share.

Financing Proposal, Page 7

4.	Supplementally provide us with the names of the investors in the private placement, the amount to be purchased by each investor and the name(s) of the control person(s) for each entity.

Attached as Annex A is a list of all the investors in the private placement and the name(s) of the control person(s) for each entity.

5.	Disclose the control person(s) for Creative Juices Inc.

We have revised the text in accordance with the Staff’s request to reflect that Mark E. Keenan and his sister, Mary Schoch are the control persons of Creative Juices Inc. Please see pages 9 and 80.

6.	Explain the reference, to ‘‘SACI’s knowledge continue to be’’ shareholders of SACI. Does this mean that you have excluded prior shareholders of SACI that have since sold their shares?

We have revised the text in accordance with the Staff’s request to indicate that SACI has not conducted further inquiry to determine if such shareholders continue to own shares of SACI. Please see pages 8 and 80.

7.	We reissue prior comment 11 of our letter dated June 16, 2006. We continue to note the statement that the private placement financing was fair because at the time of the initial sale, the price of the private placement was above the market price. The market price did not reflect the target business — Jamba Juice — while it appears that the private placement investors were aware of the target business. Please discuss and explain the basis for this statement.

We have revised the text in accordance with the Staff’s request to better reflect the basis for supporting the assertions that the private placement financing was fair to existing investors. Please see page 9 and 81.

Interests of SACI Directors and Officers in the Merger, Page 10

8.	Explain, in light of the purchase price set forth in footnote (a) as $.0078 per share, how Mr. Berrard paid $950,426 for 937,535 shares and how Mr. Branden paid $142,558 for 140,624 shares.

We have revised the table in accordance with the Staff’s request to reflect the accurate numbers contained in such table. Please see page 12.

Risk Factors, Page 19

9.	Your risk factor 29 on page 27 concerning JJC’s credit facility indicates that a change in control would result in the acceleration of the amounts due under the credit facility. Please disclose whether this merger is a change in control under the agreement, and if so, clarify whether the company has received a waiver from the bank with respect to the violation of this covenant.

We have revised the text in accordance with the Staff’s request to reflect that under the terms of the credit facility, the merger transaction would be considered a change of control. However, part of the use of the funds from the private placement financing and the cash held in trust by SACI will be used to retire the credit facility at the closing of the merger. Accordingly, a waiver has not been requested from the lender with respect to the merger. Please see page 27.

10.	Furthermore, revise risk factor 29 to include the fact that the revolving line of credit is secured by substantially all of the assets of the company. Revise the subheading accordingly.

We have revised the text in accordance with the Staff’s request as set forth below. In addition, please see page 27.

‘‘Jamba Juice Company has a $35 million revolving credit facility secured by substantially all the assets of Jamba Juice Company. As of June 22, 2006, the amount outstanding under the credit facility due in December 2007 was approximately $12.8 million.’’

11.	Please add a separate risk factor discussing the potential of being considered an investment company, as mentioned in risk factor 35.

We have revised the text in accordance with the Staff’s request and added the risk factor below. Please see page 30.

If SACI is deemed to be an investment company, SACI may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for it to complete a business combination.

In order not to be regulated as an investment company under the Investment Company Act of 1940, or the Investment Company Act, unless SACI can qualify for an exclusion, SACI must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading ‘‘investment securities.’’ SACI's business is to identify and consummate a business combination and thereafter to operate the acquired business or businesses. SACI invests the funds in the trust account only in treasury bills issued by the United States having a maturity of 180 days or less or money market funds meeting the criteria under Rule 2a-7 under the Investment Company Act until it uses them to complete a business combination. By limiting the investment of the funds to these instruments, SACI believes that it will not be considered an investment company under the Investment Company Act. The trust account and the purchase of government securities for the trust account is intended as a holding place for funds pending the earlier to occur of either: (i) the consummation of our primary business objective, which is a business combination, or (ii) absent a business combination, our dissolution, liquidation and distribution of our assets, including the proceeds held in the trust account, as part of our plan of dissolution and liquidation. If we fail to invest the proceeds as described above or if we cease to be primarily engaged in our business as set forth above (for instance, if our stockholders do not approve a plan of dissolution and liquidation and the funds remain in the trust account for an indeterminable amount of time), we may be considered to be an investment company and thus be required to comply with the Investment Company Act.

If SACI is deemed to be an investment company under the Investment Company Act, its activities may be restricted, including:

•	restrictions on the nature of its investments; and

•	restrictions on the issuance of securities;

each of which may make it difficult for it to consummate a business combination. SACI would also become subject to burdensome regulatory requirements, including reporting, record keeping, voting, proxy and disclosure requirements and the costs of meeting these requirements would reduce the funds it has available outside the trust account to consummate a business combination.

12.	On page 31 in risk factor 36 you disclose that you have not received waivers against the trust account from Merrill Corp, the American Stock Exchange, Morrow & Co., and Capital Printing Systems. Please disclose the dollar currently amounts owed to each of these vendors. In addition, affirmatively state whether these balances are indemnified by your officers and directors. In this regard reference is made to prior comment five from our June 16, 2006 letter.

We have revised the text in accordance with the Staff’s request to reflect the dollar amounts owed to such parties as set forth below and have stated that the officers and directors of SACI have agreed to indemnify SACI for amounts owing where a waiver has not been received. Please see page 31.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share liquidation price received by stockholders will be less than $7.54 per share.

Our placing of funds in the trust account may not protect those funds from third party claims against us. Pursuant to Delaware General Corporation Law Sections 280 and 281, upon our dissolution we will be required to pay or make reasonable provision to pay all claims and obligations of the corporation, including all contingent, conditional or unmatured claims. While we intend to pay those amounts from our funds not held in trust, we cannot assure you those funds will be sufficient to cover such claims and obligations. Although we will seek to have all vendors, prospective target businesses or other entities with which we execute valid and enforceable agreements waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements, or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility and other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against our assets, including the funds held in the trust account. To date, we have received such an agreement from Jamba Juice Company and each of our vendors except Merrill Corp. (approximately $45,000 currently owed), American Stock Exchange (no amounts currently owed), Morrow & Co. (approximately $7,000 to be paid at closing) and Capital Printing Systems (approximately $90,000 currently owed). As stated throughout this proxy statement, our initial directors and officers have agreed to indemnify us for claims by vendors who have not executed an enforceable waiver.

In addition, although our initial directors and officers have agreed to indemnify us for claims by any vendor that is owed money by us for services rendered or products sold to us, to the extent that such claims reduce the amounts in the trust fund to be distributed to the public stockholders upon our dissolution and liquidation, this indemnification is limited to claims by vendors that do not execute a valid and enforceable waiver of all rights, title, interest, and claim of any kind in or to the monies held in the trust account. The indemnification provided by our directors and officers would not cover claims by target businesses or other entities and vendors that execute such waivers. Based on representations made to us by our initial directors and officers, we currently believe that they are of substantial means and capable of funding a shortfall in our trust account to satisfy their foreseeable indemnification obligations, however, the indemnification may be limited as we have not asked them to reserve for such an eventuality. The indemnification obligations may be substantially higher than our directors and officers currently foresee or expect and/or their financial resources may deteriorate in the future which could also act as a limitation on this indemnification. Hence, we cannot assure you that our initial directors and officers will be able to satisfy those obligations or that the proceeds in the trust account will not be reduced by such claims. Furthermore, creditors may seek to interfere with the distribution of the trust account pursuant to federal or state creditor and bankruptcy laws, which could delay the actual distribution of such funds or reduce the amount ultimately available for distribution to our public stockholders. If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law and may be included in our bankruptcy estate and subject to claims of third parties with priority over the claims of our public stockholders. To the extent bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public stockholders the liquidation amounts due to them. Accordingly, the actual per share amount distributed from the trust account to our public stockholders could be significantly less than approximately $7.54 per share, without taking into account interest earned on the trust account, due to claims of creditors. Any claims by creditors could cause additional delays in the distribution of trust funds to the public stockholders beyond the time periods required to comply with Delaware General Corporation Law procedures and federal securities laws and regulations. As discussed herein, if the merger is not consummated, it is more likely than not that SACI wil be forced to dissolve and liquidate. In such event, it is more likely than not that the amount distributed to our public stockholders will be less than $7.54 per share.

13.	We note that the indemnification only appears to cover vendors. Please explain the claims this would not cover and discuss any limitations placed upon the indemnification.

We have revised the text in accordance with the Staff’s request to as set forth below to reflect claims that would not be covered and to describe any limitations on the indemnification. Please see page 31.

The language added appears in the response to Comment 12.

Proposal 1 — The Merger Proposal, Page 39

14.	We reissue prior comment 23 of our letter dated June 16, 2006. Briefly discuss the activities conducted by SACI in the search for a target business prior to being introduced to Jamba Juice.

We have revised the text in accordance with the Staff’s request to better reflect the activities conducted by SACI in the search for a target business prior to being introduced to Jamba Juice. Please see pages 40 and 41.

15.	We reissue prior comment 24 of our letter dated June 16, 2006. Please clarify whether the referenced strategic buyer is associated with the merger or private offering in any manner, direct or indirect. This would include whether there is any affiliation with SACI. In addition, please indicate whether the company had previously had merger or financing discussions with any entity currently involved in the private placement or SACI management.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 44.

The Initial Potential Strategic Buyer is not associated with the merger, the private placement financing, or SACI in any manner, directly or indirectly. When the Jamba Juice Company board of directors considered a leveraged recapitalization transaction as described above, it engaged in discussions with the Benchmark entities. Robert Kagle, a member of the Jamba Juice Company board of directors, may be deemed to control the Benchmark entities and some of the Benchmark entities are current shareholders of Jamba Juice Company. Mr. Kagle and Benchmark Capital Partners IV, L.P. are investors in the private placement financing, but have no affiliation with SACI. Except as described above, Jamba Juice Company did not have any merger discussions with any person or entity which is an investor in the private placement financing or part of SACI management. As described elsewhere herein, certain shareholders of Jamba Juice Company are investors in the private placement financing.

SACI’s Reasons for the Merger and Recommendation of the SACI Board, Page 44

16.	We have reviewed your response to our prior comment 28 from our June 16, 2006 letter. Please incorporate the text of your response into the proxy statement as this information is both meaningful and informative to investors.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 46.

The SACI board of directors considered a wide variety of factors in connection with its evaluation and recommendation to approve the merger agreement, and its related terms, with Jamba Juice Company. Each member of SACI's board of directors is currently a partner or officer at a private equity or investment holding company and performs business valuations on a regular basis in their positions with their respective organizations. In arriving at its determination to approve the merger agreement with Jamba Juice Company and its terms, including the purchase price, the board of directors of SACI relied on an analysis and/or review of a number of factors, including, but not limited to:

•	Jamba Juice Company's historical financial information;

•	Jamba Juice Company's store economics;

•	the quality and strength of Jamba Juice Company's management team, including its ability to support continued growth and the potential introduction of new product offerings or store formats;

•	the regulatory environment for Jamba Juice Company;

•	the valuation of comparable companies;

•	the valuation of comparable merger/acquisition transactions;

•	Jamba Juice Company's industry dynamics, including the competitive landscape;

•	secular and demographic trends which match nicely with Jamba Juice Company's product offering and brand;

•	the potential to leverage the Jamba Juice Company brand name in new categories;

•	the reports of several outside due diligence consultants retained by SACI to review items including intellectual property, real estate lease terms, risk management / insurance, legal;

•	research reports published by third-parties on the markets and/or companies similar to Jamba Juice Company;

•	the significantly stronger balance sheet reflected in the proposed pro forma capital structure of a combined SACI/Jamba Juice Company post-merger afforded Jamba Juice Company the ability to consider alternative growth strategies that might not otherwise be available to Jamba Juice Company without a substantial capital infusion;

•	a belief that there was at least one other offer to purchase Jamba Juice Company at a similar valuation;

•	acceptance of the purchase price by sophisticated investors in the private placement financing; and

•	management's experience in building, managing and financing consumer branded growth companies, including various relationships or strategies that SACI could bring to bear with Jamba Juice Company to potentially accelerate growth, enter new markets, increase market share, improve profitability and trade at premium multiples relative to its peer group going forward.

Compensation, Page 57

17.	Please disclose the material terms of the employment agreements. For example, the term of the agreements, etc.

The existing description of the employment agreements discloses all of the material terms of the agreements, including the term of three (3) years, with automatic one (1) year extensions. Please see the existing language on pages 60, as well as the revised text on page 61, including the disclosure under the heading ‘‘Scope and Term of Employment.’’

18.	On page 57 you disclose that management is eligible for annual cash bonuses ‘‘equal to a percentage of the base salary for each fiscal year.’’ A review of the related employment agreements indicates that the initial bonus percentages are currently known; please revise to include the actual percentages or advise why no revision is necessary.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 61.

•	will be eligible for an annual cash bonus which will be equal to a percentage of the base salary for each fiscal year. For each of Mr. Clayton, Mr. Breen and Ms. Kelley, such percentage is up to 100%, 50% and 50% respectively for the first year and thereafter as determined by the board of directors. Any annual bonus targets will be determined and approved by the board of directors for each fiscal year. Payment of the annual bonus (if any) will occur within 90 days after the close of the fiscal year, but in no event, prior to the delivery of the annual audited financial statements; and

19.	Please expand your discussion of the stock option and restricted stock grants to address the acceleration of vesting that will occur upon a termination or change in control. In addition, please more fully discuss the severance payable in the event that the employee is terminated ‘‘for cause’’ under the employment agreement.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 61.

•	will receive an initial grant of restricted shares and options having a strike price equal to the fair market value of SACI’s shares on the date of grant. The annual grant shall be made in accordance with the terms and provisions as set forth in the Plan. The number of restricted shares and shares underlying options was 70,000 and 510,000, respectively, for Mr. Clayton, 40,000 and 275,000 for Mr. Breen, respectively and 27,500 and 175,000, respectively, for Ms. Kelley. The restricted shares vest in equal installments over a four year period commencing with the consummation of the merger. The options vest over a four year period commencing with the consummation of the merger. All options and restricted stock grants shall immediately vest upon termination without cause or upon a change of control occurring in the first year of employment.

MD&A, Page 58.

20.	We partially reissue prior comment 37 of our letter dated June 16, 2006. Please provide the basis for the statement that ‘‘the addition of new funds from the proposed merger should allow growth to accelerate’’ or remove. Also, clarify in the last sentence of this paragraph on page 59 that investors should not place undue reliance upon this objective in growth range.

We have revised the text in accordance with the Staff’s request as set forth below. Please see pages 63. The additional funds resulting from the proposed merger, which include the excess funds from the private placement financing, should allow growth to accelerate with increased investment in marketing and promotion efforts, new store openings in select existing markets and continued investment in emerging markets.

‘‘These are Jamba Juice Company’s growth plans, however there is no guarantee that Jamba Juice Company will meet and achieve these plans and stockholders should not place undue reliance upon the statements concerning Jamba Juice Company’s anticipated growth.’’

21.	Please clarify the estimated amount of the ‘‘new funds from the proposed merger.’’

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 63.

The addition of new funds from the proposed merger resulting from the excess funds from the private placement financing (expected to be approximately $85 million), should allow growth to accelerate with increased investment in marketing and promotion efforts, new store openings in already existing markets and continued investment in emerging markets.

22.	We partially reissue prior comment 38 of our letter dated June 16, 2006. Please revise the year-over-year comparisons in accordance with our prior comment.

We have revised the text in accordance with the Staff’s request. Please see pages 63, 67 and 70.

23.	We partially reissue prior comment 39 of our letter dated June 16, 2006. Disclose the percentage change in comparable store sales in California.

Although California is an important market Jamba Juice Company believes that to disclose California comparable store sales as one homogenous market would be misleading. We have revised the disclosure in the proxy on page 64 to eliminate reference to California.

We have revised the text in accordance with the Staff’s request. Please see the response to Comment 22.

24.	Please provide the basis for the assumption of a ‘‘constant mix of products year-over-year’’ in estimating the effect of price increases. Also, clarify the statement that Jamba Juice ‘‘tries to grow revenue primarily through increasing frequency of visits and higher average check size’’ when over half of the growth in comparable store sales (2.5% of 4% growth) was from pricing increases. Consider adding a risk factor.

We have revised the text in accordance with the Staff’s request. Please see page 64. We have also revised the risk factor related to revenue growth and profitability on page 22.

In order to isolate the affect of a price increase in an environment where the Company experiences the simultaneous affects of changing in price, product mix and the amount of products sold, the affect of price must be calculated by holding the other variables constant. The language has been revised to further clarify that assumption. In addition, the language has been clarified to indicate that the change in price was taken in response to increased cost. There are two risk factors that currently address the concern of the staff raised in this comment. The Company describes the risk of fluctuations in food prices could adversely affect Jamba Juice Company operating results. Additionally, we have revised the risk factor on page 22 regarding revenue and profit growth could be adversely affected if comparable store revenue are less than expected to include failure to cover cost increases.

ADDED RISK FACTOR:

‘‘Jamba Juice Company’s revenue and profit growth could be adversely affected if comparable store revenue are less than expected.

While future revenue growth will depend substantially on Jamba Juice Company’s plans for new store openings, the level of comparable store revenue will also affect its revenue growth and will continue to be an important factor affecting profit growth. This is because the profit margin on comparable store revenue is generally higher than the profit margin on new store openings, as comparable store revenue enable fixed costs to be spread over a higher revenue base. Its ability to increase comparable store revenue depends in part on its ability to launch new products, implement successfully its initiatives to increase throughput and raise prices to absorb cost increases. It is possible that it will not achieve its targeted comparable store revenue growth or that the change in comparable store revenue could be negative. If this were to happen, revenue and profit growth would be adversely affected.’’

25.	We reissue prior comment 41 of our letter dated June 16, 2006. Please disclose the reason(s) for the termination of the agreement and which party terminated the agreement. Explain the reference to expanding the ‘‘store within a store’’ locations with other partners. Have you entered into any material agreements with partners for these stores within a store? Also, please discuss any problems encountered with this type of store.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 64.

‘‘The development agreement between Jamba Juice Company and Whole Foods Market expired by its own terms on January 1, 2005. The development agreement was initially entered into in November 1998 and amended in July 2003. As of January 1, 2005, there were twenty-four Jamba Juice stores operated by Whole Foods Market within their grocery stores. Each such store was subject to its own license agreement that provided, among other things, a 10-year term and permitted Whole Foods Market to terminate the license early if the store was not profitable. In addition, as of that date, Jamba Juice itself operated four additional stores within Whole Foods Market pursuant to subleases. In September 2005, Jamba Juice and Whole Foods Market entered into an agreement to, among other things, allow Whole Foods Market the option to close the stores it operated prior to the expiration of each such store's license agreement. The agreement was mutually entered into and was primarily intended to allow Whole Foods Market greater flexibility in utilizing the incremental square footage in their stores for other purposes and to allow Jamba Juice Company to focus its resources in areas where its brand could be better represented. Under the terms of the agreement, Whole Foods Market may elect to close any of its Jamba Juice stores upon notice to Jamba Juice Company. Upon closure of a location, Whole Foods Market is obligated to pay a termination fee per store, which varies based on the store's profitability. As of July 26, 2006, there were thirteen Jamba Juice stores operated by Whole Foods Market open. During this period, there were nine locations closed. The $270,000 in revenue attributable to the September 2005 agreement was recognized as the stores were closed prior to the normal expiration of their respective license agreements. There is no obligation on the part of Whole Foods Market to close any further stores prior to the expiration of each such store's license agreement.

Jamba Juice Company continues to believe in the viability of the ‘‘store within a store’’ concept. For example, Jamba Juice Company currently has nine pilot ‘‘kiosks’’ open within Safeway grocery stores and expects to have twenty Safeway ‘‘kiosks’’ open by the end of calendar 2006. Jamba Juice used its experience with Whole Foods to better understand the requirements and needs to support the ‘‘store within store’’ format. Jamba Juice Company is also planning to expand this ‘‘store within store’’ format with other partners. Jamba Juice has devoted, and will continue to devote, resources in terms of training, design services, operational infrastructure, and the like to help ensure the success of the ‘‘store within a store’’ format.’’

26.	We partially reissue prior comment 42 of our letter dated June 16, 2006. Please clarify whether the stores that are covered by the management agreements — the Midwest franchisee and the Florida joint venture — were underperforming prior to entering into the agreements. Also, we note the statement that these arrangements were entered into where ‘‘stores are run and managed by Jamba Juice Company employees in order to ensure that customers were provided with a consistent brand and user experience across markets.’’ Clarify whether similar management agreements are required for all stores run and managed by Jamba Juice Company employees.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 65.

‘‘Jamba Juice Company does not have other similar management agreements, nor does it require any such agreements for its other stores. The stores covered by management agreements, the Midwest franchisee and the Florida joint venture, were underperforming prior to entering into the agreement and did not meet sales goals and cash flow objectives set by Jamba Juice Company.’’

27.	Name the joint venture partner for the JJC Florida LLC. Clarify the current allocation of profits and losses. Also, explain how the recalculated interests will be determined. Explain the 25% premium on additional contributions by Jamba Juice. Explain what will happen if JJC Florida LLC continues to experience losses.

We have revised the text in accordance with the Staff’s request as set forth below. Please see pages 65 and 66.

The joint venture partner for JJC Florida LLC is Juice Partners Florida, LLC. The partners of Juice Partners Florida, LLC are the same partners of Jamba Juice Company’s joint venture partner in Hawaii, JJC Hawaii, LLC.

As of June 30, 2005, profit and loss allocations are allocated 35.2% to JJC Florida, LLC and 5% to JJC Hawaii, LLC. All profits and losses are allocated to the members in proportion to their respective cash contributions until the end of the fiscal year during which the cumulative profits equal or exceed the cumulative losses. Thereafter, profits shall be allocated to the members in proportion to the member's distributional interest.

Distributional interests reflected any premiums for contributions made subsequent to October 2003. In October of 2003, Jamba Juice Company made an additional contribution of $2,000,000. For this additional contribution, Jamba Juice Company received a 25% premium for purpose of calculating distributional interest. If either member elects in writing not to participate in any future capital contributions, the other member may fund the entire amount and in such cases each dollar funded would be treated as $1.25 for the purpose of calculating distributional interest. Although it is management's expectation that the joint venture will eventually become profitable, if losses continue, Jamba Juice Company will evaluate the market, its operations and review any changes that may need to be made. If losses continue further, Jamba Juice Company will review all its options at that point.

28.	We reissue prior comment 57 of our letter dated June 16, 2006. Please explain the reference to ‘‘equity method investees.’’

Equity method investees are comprised of the two joint venture partnerships; JJC Florida, LLC and JJC Hawaii, LLC. These investments are accounted for under the equity method of accounting. The Company owned 35.2% and 5.0% of JJC Florida, LLC and JJC Hawaii, LLC, respectively as of June 30, 2005. (See footnote 7. Other Long-Term Assets. Page F-43).

We have revised the text in accordance with the Staff's comments as set forth below. Please see page 72.

‘‘Jamba Juice Company may use its available cash resources to make capital contributions or purchase larger ownership interests units joint venture partnerships, JJC Florida, LLC and JJC Hawaii, LLC, both of which are accounted for under the equity method of accounting.’’

29.	We note the statement on page 67 that you plan to repay the line of credit at closing with the proceeds of the private placement financing. Clarify whether you plan to repay the entire outstanding balance and whether you plan to close the line of credit or leave it available for future borrowings.

We have revised the text in accordance with the Staff’s request to clarify that it plans to repay the balance and close the line of credit. Please see page 73. See also the responses to Comments 9 and 10.

30.	Please expand the discussion on pages 62 and 70 regarding the $1.4 million of income from gift certificate breakage to provide greater insight into the reason the income was recorded during the forty weeks ended April 4, 2006, and the basis for the amount. For example, discuss the legal matters studied (mentioned on page 70), the specific nature of the federal and state regulations mentioned on page 62, and their impact on your analysis. Discuss how the historical redemption data supports your accounting treatment.

Jamba Juice Company recognized the breakage relating to the gift certificates during the 40 weeks ended April 4, 2006 when the company determined redemption of the gift certificates became remote. Jamba Juice Company collected monthly redemption data, analyzed the redemption pattern since the discontinuance of the gift certificate program in November of 2002, and determined that with approximately three years of data it could forecast anticipated redemptions with sufficient accuracy to determine when redemptions were remote. In determining the amount of the liability to relieve, in addition to the redemption analysis, Jamba Juice Company requested counsel to perform an analysis of the company’s requirement to escheat unclaimed property in the states where the company does business. Based on a review of the application of various state unclaimed property laws and sales by state, Jamba Juice Company estimated its escheat requirement and determined the appropriate liability for both estimated future redemptions and escheat requirements.

The Company has amended the disclosure on pages 67 and 73 as seen below.

We have amended the text on page 67 as follows:

Jamba Juice Company recognized $1.4 million of income from gift certificate breakage. The income is recognized when Jamba Juice Company determined the likelihood of a gift certificate being redeemed by a customer was remote, relating solely to gift certificates sold prior to 2002. This was the first time that any income related to breakage had been recognized. Jamba Juice Company recognized income only upon determining the redemption of the gift certificates became remote.

Jamba Juice Company collected monthly redemption data, analyzed the redemption pattern since the discontinuance of the gift certificate program in November of 2002, and determined that with approximately three years of data it could forecast anticipated redemptions with sufficient accuracy to determine when redemptions were remote. In determining the amount of the liability to relieve, in addition to the redemption analysis, Jamba Juice Company requested counsel to perform an analysis of its requirement to remit unclaimed property or escheat in the states where it does business. Based on a review of the application of various state unclaimed property laws and sales by state, Jamba Juice Company estimated its escheat requirement and determined the appropriate liability for both estimated future redemptions and escheat requirements. Jamba Juice Company will continue to monitor the gift certificate liability adequacy and adjust the liability quarterly if appropriate.

The balance of the gift certificate liability as of April 4, 2006 and the fiscal years ended 2005 and 2004 were $158,000 (of which approximately $76,000 represents anticipated future redemptions and $82,000 represents escheat liability), approximately $1.7 million and approximately $2.1 million respectively. No further adjustments to the gift certificate liability have been recorded to date.

No breakage has been recognized with respect to the sale of jambacards. Although jambacards have been sold since November 2002, the cards have no expiration date and are re-loadable. Due to the reload feature, the redemption activity is more complicated. Jamba Juice Company is still analyzing the data and is not currently able to determine when jambacard redemption is remote.

We have amended the text on page 75 as follows:

Gift Cards

Jamba Juice Company sells jambacards to its customers in its retail stores and through its websites. Prior to 2002, Jamba Juice Company sold $5.00 gift certificates. Jamba Juice Company’s gift certificates and jambacards do not have an expiration date. Jamba Juice Company recognizes income from gift certificates and jambacards when: (i) the gift certificate or jambacard is redeemed by the customer; or (ii) the likelihood of the gift certificate or jambacard being redeemed by the customer is remote (‘‘breakage’’) and it determines that it does not have a legal obligation to remit the value of unredeemed gift certificates and jambacards to the relevant jurisdictions. Jamba Juice Company determines its breakage rate based upon historical redemption patterns. Gift certificate breakage income is recorded as a reduction in operating expenses in its consolidated statements of earnings. Based on the completion of a study related to legal matters and redemption history associated with gift certificate liabilities, Jamba Juice Company recognized gift certificate breakage income during its fiscal quarter ended April 4, 2006 of $1.4 million, all of which relates to gift certificates issued prior to fiscal 2002. There are no terms or conditions on the $5 gift certificates.

Jamba Juice Company is still evaluating the redemption patterns associated with its jambacards in order to determine when redemption becomes remote. See previous discussion for additional information on gift certificate breakage and jambacards.

31.	With respect to our previous comment 49, revise page 63 to clarify whether the ‘‘terminated Whole Foods Market contract and development agreements with Zuka Juice licensees’’ expired or terminated in 2005.

We refer to the response to Comment 25 for the termination of Jamba Juice Company’s agreement with Whole Foods Market. In regards to Zuka Juice, Jamba Juice Company in analyzing the deferred revenue account determined certain liabilities on its books related to the Zuka acquisition no longer existed. Jamba Juice Company recognized this amount in 2005. The text has been restated to state:

‘‘These deferred development fees were primarily related to the terminated Whole Foods Market contract and the recognition of certain deferred revenue from the Company’s acquisition of Zuka Juice.’’

32.	We note your revised disclosure on page 64 in response to our prior comment 56. Please expand to discuss uncertainties surrounding realization of the $12.2 million deferred tax asset and material assumptions underlying management’s determination that the asset will be realized. If the asset’s realization is dependent on material improvements over present levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, a description of these assumed future events, quantified to the extent practicable, should be furnished in MD&A. For example, the minimum annualized rate by which taxable income must increase during the tax NOL carryforward period should be disclosed if realization of the benefit is dependent on taxable income higher than currently reported.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 69. Jamba Juice Company utilized approximately $1.1 million in deferred tax assets in fiscal 2005. This was due to Jamba Juice Company continuing to generate pretax income. For continued realization, Jamba Juice Company needs to continue to generate positive taxable income.

Income tax expense increased to $1.1 million in the fiscal year 2005 from an income tax benefit of $11.2 million in 2004. This is primarily due to the reversal of $12.9 million valuation allowance of deferred tax in 2004 that was reversed when management determined that it was more likely than not that Jamba Juice Company would be able to utilize its deferred tax credits as profitability had improved, such that Jamba Juice Company had generated three years of pre-tax income (prior to litigation settlement charges). Jamba Juice Company considered projected pre-tax income as well as ongoing prudent and feasible tax planning strategies in assessing the need for continuing to record a valuation allowance. Jamba Juice Company analyzed the components of the deferred tax assets and concluded that it was more likely than not that Jamba Juice Company would be able to utilize its deferred tax assets. Realization of the deferred tax asset in future years is dependent on Jamba Juice Company continuing to generate positive taxable income.

33.	Please revise your discussion of income taxes and net income on page 66 to address the enterprise zone and manufacturers’ investment credits in fiscal year 2003 and their resulting impact on income tax benefit of approximately $674,000. Given net income of $651,000 and an income tax benefit of $820,000, these appear material to your results of operations.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 71.

‘‘In fiscal 2003, Jamba Juice Company generated approximately $664,000 in manufacturers’ investment credits and $293,000 in enterprise zone credits. Of the $957,000 in credits generated from these two programs, Jamba Juice Company was able to realize a tax benefit of $675,000 in fiscal 2003.’’

Proposal 2 — The Financing Proposal, Page 74

34.	We reissue prior comment 61 of our letter dated June 16, 2006. Please affirmatively state whether the company independently concluded that the private placement investors met the definition of an accredited investor or qualified institutional buyer within the meaning of the federal securities laws.

We have revised the text in accordance with the Staff’s request to indicate that SACI has not independently verified that the investors meet the definition of an accredited investor or qualified institutional buyer, however, each investor has represented that they satisfy such definition and SACI continues to rely upon that. Please see page 82.

35.	Disclose the control person(s) for each entity in the table on page 79.

We have revised the text in accordance with the Staff’s request to disclose the control person(s) for each entity in the table on page 84. Please see page 84.

36.	We were unable to locate your disclosure responsive to prior question 65 from our June 16, 2006 letter. Accordingly, we reissue it. Please include a statement indicating that the company currently has commitments to purchase the entire private placement amount and that the only condition precedent to these purchases is the closing of the merger. Please discuss these conditions in greater detail. In addition, please clarify your response to prior comment 77 of our letter dated April 28, 2006 regarding whether the private placement purchasers currently are irrevocably bound to purchase their shares in the event that the merger is closed. Please advise us where text responsive to this question is located.

We have revised the text in accordance with the Staff’s request to better explain that there are a number of conditions to closing, although none of the conditions are in the control of the investors. Please see pages 81 and 82.

Information About Jamba Juice Company, Page 88

37.	We note your revisions with respect to our prior comment 18 from our letter dated June 16, 2006. However, you have not deleted system-wide revenues from the second paragraph on page 88 and system wide advertising expenditures on the top of page 96. Please remove these system-wide measures from the document.

We have revised the text in accordance with the Staff’s request to delete the system-wide references and the system-wide measures. Please see pages 94 and 101.

38.	In the table on page 88, you report sales from franchise operated stores together with sales from company operated stores under the heading ‘‘system-wide sales.’’ As discussed in our prior comment 18, we believe presentations of system-wide sales are prohibited under Item 10(e) of Regulation S-K and may confuse investors. Although you have not provided a total, the presentation of the sales of your franchisees with your GAAP revenue is confusing and there would appear to be no useful purpose for such presentation with respect to management’s operation and analysis of the business. As noted in our previous comment, we would not object to the presentation (in a footnote to the table of selected data) of the revenues of your franchised restaurants, provided the presentation is made in the context of explaining how you derive franchise fees and royalties from your franchisees.

We have revised the table and the footnote in accordance with the Staff’s request. Please see page 94.

Growth Strategy, Page 98

39.	We note that the company has added disclosure responsive to prior comment 73 from our letter dated June 16, 2006. However, the company has not responded with respect to ‘‘Shelf Stable Packaged Goods’’. Please advise. For ease of reference, the staff reproduces its prior comment: please clarify what you mean by ‘‘currently considering’’ for each of these opportunities including, but not limited to, whether management has budgeted funds to pursue these opportunities or assigned managers to these projects, etc.

We have revised the text in accordance with the Staff’s request as set forth below. Please see pages 105 and 106.

The following is a sample of the types of opportunities for product extensions that Jamba Juice Company is currently considering or may choose to pursue in the future, either alone or in concert with strategic partners:

•	Ready-To-Drink Beverages: Jamba Juice Company’s strong association with premium, flavorful beverages translates well into Ready-To-Drink beverages available in a variety of retail locations. Jamba Juice Company is currently engaged in activities to determine the opportunity and validity of a Ready-to-Drink line of beverages. Energy drinks, drinkable yogurts, Ready-To-Drink teas, and premium juices are all options for brand extensions available to Jamba Juice Company. These activities are preliminary in nature and, as such, management has not allocated significant resources to this opportunity to date.

•	Shelf-Stable Packaged Goods: Consumers look for healthy, flavorful products in many formats. The positive associations of the Jamba brand may enable Jamba Juice Company to develop products outside of its smoothie and juice offerings that could be well received by consumers. Management has not allocated any resources to this opportunity to date.

•	jambacard in Retailers: Jamba Juice Company has recently entered into an agreement with Blackhawk Marketing Services, Inc. whereby Blackhawk will offer and distribute the jambacard for sale at mutually-agreed upon third-party retailers. The initial roll-out of this program commenced during the holiday season of 2005 through Safeway, Vons, and SaveMart stores. Jamba Juice Company expects this program to help drive both brand awareness and sales.

Information About SACI, Page 104

40.	We note the disclosure that the reason the actual expenses are substantially more than the estimates relates to the private placement financing and ‘‘the length of time that has been required to complete the merger.’’ Please explain. The Form S-1, where the estimates were made, contemplated the funds needed for the 18 to 24 month period and the funds necessary to complete a business combination.

We have revised the text in accordance with the Staff’s request. Please see page 112.

41.	Explain the statement that ‘‘we expect all costs associated with implementing a plan of dissolution and liquidation as well as payments to any creditors will be funded by the proceeds of this offering not held in the trust account and the interest on amounts held in the trust account (net of taxes) released to us as described elsewhere in this proxy.’’ The private placement will only be completed if the business combination is approved. Also, the Form S-1 does not indicate that any interest earned on the trust would be released to the company.

We have revised the text in accordance with the Staff’s request to clarify that it was from the initial public offering, not the private placement financing. Please see pages 112 to 115.

‘‘We expect that all costs associated with implementing a plan of dissolution and liquidation as well as payments to any creditors will not be able to be funded by the proceeds of our initial public offering not held in the trust account and cannot assure you that any of those funds will be available for such purposes. Accordingly, if we do not have sufficient or any funds for those purposes, the amount distributed to our public stockholders will be less than $7.54 per share as a result of the trust account being reduced to satisfy the costs associated with a liquidation.’’

42.	Please clarify how you intend to pay these expenses. It does not appear that the company has funds available from funds held outside the trust.

We have revised the text in accordance with the Staff’s request to clarify that it is more likely than not that funds held outside of the trust will not be available to fund a plan of dissolution and liquidation of SACI and that the funds held in the trust account will be impacted in the event SACI is forced to adopt a plan of dissolution and liquidation. Please see pages 112 to 113.

‘‘We expect that all costs associated with implementing a plan of dissolution and liquidation as well as payments to any creditors will not be able to be funded by the proceeds of our initial public offering not held in the trust account and cannot assure you that any of those funds will be available for such purposes. Accordingly, if we do not have sufficient or any funds for those purposes, the amount distributed to our public stockholders will be less than $7.54 per share as a result of the trust account being reduced to satisfy the costs associated with a liquidation.’’

43.	Please explain why you will only seek approval of dissolution in connection with a proxy filed within 90 days of the 24 months and will not do so within 90 days of 18 months. The 18 months may only be extended for the specific letter of intend entered into at that point. So it would appear if the business combination in the proxy filed within 90 days of the 18 months is not consummated, then the dissolution process would be required.

We have revised the text in accordance with the Staff’s request to indicate that the approval of the plan of dissolution could be sought at the expiration of the 18 month period if no letter of intent for a business combination is in effect at such time. Please see page 114.

‘‘In addition, if we seek approval from our stockholders to consummate a business combination within 90 days of the expiration of the 18 and 24 month deadlines after the consummation of our initial public offering, the proxy statement related to such business combination will also seek stockholder approval for our board's recommended plan of dissolution and liquidation, in the event our stockholders do not approve such business combination. If no proxy statement seeking the approval of our stockholders for a business combination has been filed 30 days prior to the date that is either 18 or 24 months after the consummation of our initial public offering, our board will, prior to such date, convene, adopt and recommend to our stockholders a plan of dissolution and liquidation and, on such date, file a proxy statement with the SEC seeking stockholder approval for such plan.’’

North Point Fairness Opinion, Page 110

44.	We reissue prior comment 77 of our letter dated June 16, 2006. Provide disclosure in this section of the revenues and net income (losses) for the selected companies used as comparables and the comparable transactions. Also include Jamba Juice’s revenues and net income for comparison. Explain the basis for the selection of companies that do not have retail stores, such as Coca-Cola, General Mills, etc. It is unclear how these stores are considered comparable stores.

We have revised the text in accordance with the Staff’s request. Please see pages 120 to 121.

‘‘North Point considered branded food companies such as Coca-Cola and General Mills comparable because North Point considered the strength of the Jamba Juice Company brand to encompass more than just a restaurant or store. Jamba Juice Company can be considered a category-leading and defining brand. This makes it comparable to other category-leading brands identified.’’

		‘‘CY05		CY06		CY07
		Rev (MM)	Net Inc	Rev (MM)	Net Inc	Rev (MM)	Net Inc

QSR, Specialty Restaurants & Retail
Caribou Coffee Company, Inc.	CBOU	$198.0	($4.5)	$251.7	($3.9)	$307.2	($1.0)
Chipotle Mexican Grill Inc	CMG	$627.7	$14.4	$766.9	$6.5	$931.7	$8.3
CKE Restaurants Inc	CKR	$1,522.4	$54.1	$1,604.5	$45.2	$1,711.5	$57.7
Cosi Inc	COSI	$117.2	($9.1)	$147.3	($0.4)	$187.1	$6.2
Jack in the Box Inc	JBX	$2,589.2	$86.2	$2,717.1	$92.5	$3,036.2	$100.6
McDonald's Corp.	MCD	$20,460.2	$2,566.3	$21,442.7	$2,752.1	$22,424.3	$2,978.2
Panera Bread Co	PNRA	$640.3	$51.6	$845.4	$60.7	$1,040.2	$74.8
Peet's Coffee & Tea Inc	PEET	$175.2	$10.3	$211.7	$9.3	$253.5	$11.8
Sonic Corp	SONC	$657.0	$74.1	$719.5	$79.2	NA	NA
Starbucks Corp	SBUX	$6,713.8	$496.2	$8,121.8	$563.0	$9,695.6	$683.2
United Natural Foods Inc	UNFI	$2,254.0	$41.1	$2,569.9	$49.5	$3,125.3	$60.4
Wendy's International Inc	WEN	$3,783.1	$242.7	$3,975.4	$273.2	$4,102.7	$312.1
Whole Foods Market Inc	WFMI	$4,999.9	$287.3	$6,057.3	$202.8	$7,256.9	$247.3
Wild Oats Markets Inc	OATS	$1,124.0	$6.1	$1,223.1	$10.5	$1,364.3	$15.1
Yum! Brands Inc	YUM	$9,349.0	$715.6	$9,593.4	$772.3	$9,935.8	$857.8

Specialty Foods
Dean Foods Co	DF	$10,505.6	$262.1	$10,629.3	$287.7	$10,924.4	$324.3
Green Mountain Coffee Roasters Inc	GMCR	$175.0	$9.2	$202.6	$10.3	NA	NA
Hain Celestial Group Inc	HAIN	$659.9	$36.2	$736.7	$41.9	$764.8	$48.8
Hansen Natural Corp	HANS	$348.9	$57.7	$502.5	$86.3	$649.5	$107.5
Jones Soda Co	JSDA	$33.5	$1.2	$42.5	$2.6	$52.3	$2.6
Lifeway Foods Inc	LWAY	$20.3	$2.3	$25.2	$2.7	NA	NA
SunOpta Inc	STKL	$426.1	$14.1	$563.1	$17.0	$662.9	$21.5

Premier Food Brands
Cadbury Schweppes PLC	CSG	$11,145.0	$1,170.2	$11,995.0	$1,267.3	$12,681.0	$1,400.1
Campbell Soup Co.	CPB	$7,625.0	$786.7	$7,976.7	$745.3	$8,261.4	$798.6
The Coca-Cola Co	KO	$23,104.0	$4,820.9	$24,042.4	$5,398.8	$25,269.7	$5,896.0
General Mills Co.	GIS	$11,426.0	$991.0	$11,796.8	$1,079.2	$12,119.6	$1,186.1
H.J. Heinz Co	HNZ	$9,283.1	$659.9	$8,706.7	$720.3	$9,192.1	$794.0
The Hershey Co.	HSY	$4,836.0	$534.0	$5,099.2	$614.1	$5,315.8	$678.6
J.M. Smucker Co.	SJM	$2,144.5	$154.5	$2,177.4	$154.8	$2,263.1	$172.3
Kellogg Co.	K	$10,177.2	$956.5	$10,551.0	$1,017.7	$10,902.9	$1,102.9
Kraft Foods Inc.	KFT	$34,113.0	$3,130.4	$34,458.0	$3,137.0	$35,218.9	$3,337.3
PepsiCo Inc.	PEP	$32,562.0	$7,173.2	$34,303.3	$4,870.9	$36,325.9	$5,417.6
Jamba Juice[1]		$230.0	$3.7	$249.3	$4.4	$332.6	$8.1

(1)	CY06 and CY07 metrics for Jamba Juice are fiscal year metrics as of June of the respective years.’’

45.	Provide the basis for all estimates and assumptions used in the fairness opinion. For example, explain in this section how North Point determined to use the multiples ranging from 12x EBITDA to 14x EBITDA.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 119.

‘‘12.0x to 14.0x EBITDA multiples represented a reasonable range in line with comparable public trading and M&A multiples, especially considering Jamba Juice Company's brand leadership within its segment. The range for quick serve restaurants and retail public companies was 12.5x to 13.6x. The range for premier food brands public companies was 11.4x to 11.5x. The range for specialty foods public companies was 17.9x to 18.2x. The range for restaurant M&A transactions was 7.1x to 7.7x. The range for food M&A transactions was 13.1x to 14.3x.’’

Unaudited Pro Forma Condensed Financial Statements, Page 116

46.	With respect to prior comment 79 from our June 16, 2006 letter, you state the preferred stock of Jamba Juice will be purchased by the company on an ‘‘as converted’’ basis. Please expand the discussion of the plan of merger beginning on page 116 and the description of pro forma adjustment (i) to clearly describe, in plain English, the terms of the purchase of Jamba Juice’s common and preferred stock.

We have revised the text in accordance with the Staff’s request as set forth below. Please see pages 125 and 141.

‘‘The total purchase consideration for Jamba Juice Company has been fixed at approximately $265 million. The purchase consideration is the result of the sum of payments to the Jamba Juice Company shareholders, the stipulated payment of indebtedness of $16 million, the payment by Jamba Juice Company for its transaction expenses, and the bargain purchase element for assumed vested and non-vested options and warrants based on the price per share of the Jamba Juice Company. The current Jamba Juice Company shareholders, both convertible redeemable preferred stockholders and common stockholders will receive their respective post-merger shares at a value which will be calculated after taking into account the other aforementioned portions of the purchase consideration. The holders of convertible redeemable preferred stock will receive the same per share consideration as if they had converted the convertible preferred stock to common stock at each instrument’s respective conversion price. The final purchase consideration will be as close to $265 million as possible, while adjusting the price per share, within two decimals, for the Jamba Juice Company’s common stock outstanding and the dilutive effect of common stock that would result from the assumed conversion of the preferred stock. The holders of vested options and warrants have the ability to convert their options and warrants in Jamba Juice Company to new options and warrants in SACI, maintaining the same bargain purchase or percentage discount amount, based on the price per share paid to the shareholders as compared to the market price of SACI shares to the new option exercise price and maintaining all other significant features of the options and warrants. We have assumed that 20% of the Jamba Juice Company’s vested options will convert to SACI options, and that all Jamba Juice Company’s outstanding warrants and non-vested options will convert to SACI warrants and options. Factors that could affect the purchase price for accounting purposes are, (i) SACI will assume less stock options and warrants than estimated and therefore increase the payment to the Jamba Juice Company shareholders, (ii) cancellations or vesting of non-vested stock options prior to the closing which would increase the payment to the Jamba Juice Company shareholders, including the increased number of exercised options, and (iii) Jamba Juice Company’s transaction expenses can differ from the estimated $3.425 million, which ultimately will affect the payment to the Jamba Juice Company shareholders. We believe that none of these factors will materially change the overall purchase price.’’

AND

‘‘i. Adjustment to convertible redeemable preferred stock:

To record conversion of preferred stock to shares (sale of shares as converted) . . . . . $(52,162)

The conversion of convertible redeemable preferred stock is shown as though the conversion had taken place before the closing. The holders of convertible redeemable preferred stock will receive the same consideration they would have received had they converted their equity instrument to common stock before the closing. To minimize the administrative processing costs, Jamba Juice Company will not require conversion of the convertible redeemable preferred stock prior to closing of the merger.’’

47.	With regard to the reconciliation on page 117, terms such as ‘‘purchase consideration’’ and ‘‘purchase price’’ are generally used interchangeably to describe the purchase price determined in accordance with GAAP. Please expand the sentence preceding the reconciliation to clarify that you are reconciling the purchase price used for accounting purposes to the total merger consideration documented in the merger agreement and discussed throughout the filing.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 126.

‘‘The following is a reconciliation of the total merger consideration as documented in the merger agreement and disclosed and discussed throughout this document, and the purchase price used for accounting purposes (in thousands).

Payment to common and preferred shareholders		$244,840
SACI estimated transaction expenses	1)	1,800
Total cash payment		246,640
Bargain purchase element for assumed vested options and warrants, net of deferred taxes		6,709
Total Purchase Price for accounting purposes		253,349
Items included in purchase price for accounting purposes, but not included in total Merger consideration SACI estimated transaction expenses	1)	(1,800)
Deferred tax benefit related to assumption of vested options and warrants	2)	1,298
Other items included in total Merger consideration:
Payment of certain indebtedness	3)	16,000
Payment of transaction expenses incurred by Jamba Juice Company	4)	3,425
Bargain purchase element for assumed non-vested options	5)	2,388
Less: Cash receipts from exercise of warrants and options	6)	(9,693)
Total merger consideration as per Merger Agreement	7)	$264,967

48.	Please revise note 3 on page 117 and disclosure elsewhere in this section to clarify, if true, that this is a fixed amount of $16 million that is deducted from the amount of $265 million to arrive at total merger consideration of $249 million.

Total merger consideration is $265 million as noted above.

We have revised the text in accordance with the Staff’s request. Please see pages 126 and 139 and 141.

‘‘3) The outstanding balance of the Jamba Juice Company line of credit is approximately $12.8 million as of June 22, 2006. Regardless of the outstanding balance of the line of credit, the merger agreement stipulates a fixed amount of indebtedness for total Merger consideration of $16 million. The amount will not change in the final closing calculation irrespective of whether the balance is higher or lower than the stipulated $16 million.’’

AND

‘‘h. Adjustment to line of credit note payable:

To record settlement of line of credit . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . $(18,000)’’

Although the merger agreement specifies a fixed amount of debt of $16 million, the amount of outstanding debt on the line of credit as of March 31, 2006 was $18 million. In order to clearly reflect the pro forma ending balances of cash and outstanding debt, the pro forma adjustments show that the $18 million will be repaid at closing. We have elected to show the repayment of the full $18 million outstanding at the balance sheet date to simplify and clearly illustrate the requirement to pay off the outstanding line of credit at closing and reflect the net assets purchased and the liabilities assumed by SACI. As a result, this methodology reflects pro forma negative cash balances at March 31, 2006. As shown in the Condensed Consolidated Pro Forma Balance Sheet, which gives effect to the private placement transaction, after the closing the post-merger company will have cash and available working capital.

49.	Please revise to present goodwill and intangible assets as separate line items on the pro forma balance sheets. This will clarify the allocation for the investor and will be consistent with guidance in paragraphs 42 and 43 of SFAS 142. Also, please revise the footnotes to reconcile the amount of the adjustment to the purchase price allocation on page 127.

We have revised the text in accordance with the Staff’s request. Please see pages 130, 131, 134, 135, 137 and 141.

50.	Please explain your use of columns in the pro forma presentation and the accompanying captions. For example, it is not clear why the cash payment to shareholders is described as a ‘‘closing transaction,’’ while the related purchase accounting is described as occurring ‘‘before close.’’ Please include disclosure preceding the pro forma financial statements describing, in plain English, the presentation and the nature of the columns and captions. The caption, ‘‘Jamba Juice before close,’’ does not appear appropriate and should be revised. Also, the caption, ‘‘pro forma adjustments’’ on page 121 should be revised, since the column does not include pro forma adjustments for the purchase.

We have revised the text in accordance with the Staff’s request. Please see pages 125 to 143. The column headings on pages 130, 131, 134 and 135 have been revised in accordance with the Staff’s request.

‘‘SACI is providing this information to aid you in your analysis of the financial aspects of the Transaction. Since the transaction is complex and the outcome is contingent on the options selected by the various stockholders, warrant holders and optionees, we have provided a summary of the accounting effects of the transaction in two steps, although the revaluation of assets and liabilities to fair value and other pro forma adjustments will occur simultaneously with the transaction. The following is a summary of the process used to reflect the purchase accounting and pro forma adjustments in the attached unaudited pro forma condensed financial statements:

On pages 131 and 135, the balance sheet of the Jamba Juice Company, as of March 31, 2006 is adjusted to reflect the pro forma adjustments related to Jamba Juice Company and the purchase price adjustments that will be recorded, in order to show the estimated fair value of the purchased assets and assumed liabilities. The total column ‘‘Jamba Juice Pro Forma’’ represents the fair value of the assets purchased and liabilities assumed, and it approximates the subsidiary books of the Jamba Juice Company after the close of the transaction.

The pro forma condensed consolidated balance sheet of SACI is shown on pages 130 and 134. The first column named SACI represents the Company’s balance sheet as of March 31, 2006 (as restated). The following column shows the effect of the planned private placement. This column reflects the effects of the possible redemption of public stockholders’ shares, see further note n on pages 140 and 142. The total from pages 130 and 134, ‘‘Jamba Juice Pro Forma’’ is carried over to pages 131 and 135. The column headed ‘‘Closing transaction’’ represents (i) actual net cash being paid to the shareholders of Jamba Juice Company, after deducting the amounts warrant and option holders will owe for the exercise of their warrants and options, (ii) payment for the outstanding transaction expenses, and (iii) recording of the assumption of vested and non-vested options and warrants as per our estimates. The column ‘‘Consolidation entry’’ represents the entry that will be made in the post-merger Company’s consolidation to eliminate purchased equity against the purchase price recorded in the parent company’s books as investment in subsidiary.

The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for purposes of developing such pro forma information. The unaudited pro forma condensed financial statements described above should be read in conjunction with the historical financial statements of Jamba Juice Company and SACI and the related notes thereto. The unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the Transaction taken place on the dates noted, or the future financial position or operating results of the combined company.’’

51.	Please expand the footnote to pro forma adjustment (n) to explain the nature of the common stock subject to redemption. Since this adjustment has been included in the column captioned ‘‘private placement’’ and the disclosure included in the footnote is minimal, it is not immediately clear what this entry is referring to.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 139.

‘‘n. Adjustment to common stock, subject to redemption:

To record conversion to common stock. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . $ (25,241)

As a group, ‘‘Public Stockholders’’ (i.e. all stockholders, except the founding stockholders owning 3,750,000 shares) own 82% of the Company’s total outstanding common shares. Up to 19.99% of these Public Stockholders may seek redemption of their shares in the event of a business combination. Such Public Stockholders are entitled to receive their pro rata interest in the trust fund computed without regard to the shares held by initial stockholders. As of March 31, 2006, the pro rata interest in the trust fund was $7.48 per share. In the Maximum Approval scenario, we assume that no public stockholder will redeem their shares and therefore the amount recorded as ‘‘Adjustment to common stock, subject to redemption’’ is reclassified to additional-paid-in-capital.

AND the text in the proxy on page 142 should read as follows:

‘‘n. Adjustment to common stock, subject to redemption:

To record redemption of 20% of additional SACI shares . . . . . . . . . . .. . . . $ (25,241)

As a group, ‘‘Public Stockholders’’ (i.e. all stockholders, except the founding stockholders owning 3,750,000 shares) own 82% of the Company’s total outstanding common shares. Up to 19.99% of these Public Stockholders may seek redemption of their shares in the event of a business combination. Such Public Stockholders are entitled to receive their pro rata interest in the trust fund computed without regard to the shares held by initial stockholders. As of March 31, 2006, the pro rata interest in the trust fund was $7.48 per share. In the Minimum Approval scenario we assume that 19.99% of the Public Stockholders will redeem their shares and therefore the amount recorded as ‘‘Adjustment to common stock, subject to redemption’’ will be paid to the stockholders, reducing the cash balance.’’

52.	Please revise footnotes (q) and (s), as well as notes to other related pro forma adjustments to reconcile these adjustments to the $244,840,000 payment to common and preferred shareholders disclosed on page 117.

We have revised the text in accordance with the Staff’s request as set forth below. Please see note 5 on page 143.

A reconciliation of the cash payment to stockholders and payment of transaction expenses explained in notes q, r, s and t as follows:

To record cash payment to Jamba Juice Company shareholders	$244,840
Less deduction for amount owed by warrant and option holders	(9,693)
Net payment	$235,147
Payment to be funded from cash balances	$106,081
Payment from cash held in trust	129,066
Total payment to stockholders	$235,147
Total estimated transaction expenses	$1,800
Less transaction expenses incurred through March 31, 2006	(1,010)
Transaction expenses to be paid at closing	$790

53.	Refer to our prior comment 81 from the June 16, 2006 letter. Please reconcile the purchase price allocation on page 127 to amounts presented on the pro forma financial statements. Disclose the fair value adjustments made to the assets and liabilities acquired and how they were determined. Also, disclose the uncertainties regarding the effects of amortization periods assigned to the assets.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 137 to 138.

‘‘Under the purchase method of accounting, the total estimated purchase price for accounting purposes of $253 million was allocated to Jamba Juice Company’s net tangible and intangible assets based on their estimated fair values as of the expected date of the completion of the Merger. Based on the preliminary third party valuation and other factors as described above, the preliminary estimated purchase price was allocated as follows (in thousands):

	Book Value	Purchase Price and Closing Adjustments	Preliminary Purchase Price Allocation	Asset Life
Net tangible assets	$97,273	$(6,103)	$91,170	various
Amortizable intangible assets:
Franchise agreements	—	600	600	13.5 years
Other amortizable intangible assets	314	686	1,000	10 years
Non-amortizable intangible assets:
Trademarks	—	115,900	115,900	Indefinite
Goodwill	2,663	90,505	93,168	Indefinite
Total preliminary purchase price allocation and estimated direct transaction costs	$100,250	$201,588	$301,838
Less liabilities assumed			48,489
Purchase price			$253,349

Jamba Juice Company has engaged a third party valuation firm to assist with the purchase price allocation. The preliminary allocation of the purchase price for accounting purposes was based upon preliminary estimates and assumptions that are subject to change upon the finalization of the transaction and the related third party valuations. In particular, we anticipate that some portion of the purchase price will be allocated to property leases and covenants not to compete; however, since we have not completed our valuations of these assets, based on historical costs and management’s initial estimates, the Company has allocated $1 million to these assets. While it is possible that these estimates may change, management does not anticipate that there will be a material change to the purchase price allocation as a result of any changes to these preliminary estimates. The amortization related to the amortizable intangible assets is reflected as a pro forma adjustment to the unaudited pro forma condensed income statements. The preliminary amortization periods (as noted above) are based on the estimated average remaining life of the Company’s existing franchises and property leases, respectively. Upon finalization of the transaction, the actual amortization periods will be determined and as such, actual amortization expense may differ from pro forma amortization expense included in the unaudited pro forma condensed statements of operations. Management does not anticipate that amortization expense will differ materially from the estimated amounts included herein.

Of the total estimated purchase price, approximately $209.1 million was preliminarily allocated to goodwill and trademarks, the valuation of which has not been finalized. Trademarks include Jamba Juice Company brands and other trademarks for which management is in the process of finalizing the valuation. These trademarks will not be amortized due to their indefinite useful lives. Goodwill represents the excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. In the event that it is determined that the value of the goodwill has become impaired, an accounting charge for the amount of the impairment will be incurred in the quarter in which such determination is made.

In connection with the closing, Jamba Juice Company will recognize a deferred tax asset due to the exercise of options and warrants below market price. This will give rise to a deduction for tax purposes for Jamba Juice Company and after using a 40% effective tax rate, the post-merger company expects to record a deferred tax asset of $5.6 million.     We have not allocated any purchase price to deferred tax assets or liabilities, or values created pursuant to purchase price adjustments as there will be no step up in tax basis for the other purchased assets.

54.	On the March 31, 2006, pro forma balance sheet on page 120, you have reported $16,220 of ‘‘other long-term assets’’ on the line titled ‘‘shares in subsidiary’’. Please revise to properly classify the $16,220 as other long-term assets. Also, the total shareholders’ equity/deficit under the column titled ‘‘Private placement’’ does not foot. Please revise accordingly.

We have revised the text in accordance with the Staff’s request. Please see page 130.

Beneficial Ownership of Securities, Page 140

55.	We note that the exchange rate for the warrants will not be determined until the closing date of the merger. Consider adding to the footnotes the number of options that would be exchanged for the warrants as of a recent market period.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page 155.

‘‘Assuming an average closing price of $10.00, Mr. Kagle’s 450,000 outstanding Jamba Juice Company warrants would be exchanged for warrants to purchase 270,000 shares of SACI’s common stock.’’

Financial Statements

Note 1 — Business and Summary of Significant Accounting Policies, Page F-25

Revenue Recognition, Page F-27

56.	Revenue recognition for development fees appears to be dependent on an estimate of the number of stores expected to be opened in a specified territory. Please expand your disclosure to describe the accounting treatment when these estimates are revised. Consider whether this represents a critical accounting estimate and revise MD&A to provide appropriate disclosure, which may include discussion of how management arrived at the estimates, whether they are reasonably likely to change in the future, and the potential impact of such changes. Refer to Part V of SEC Release 33-8350.

As noted in Business and Summary of Significant Accounting Policies on page F-35, our multi-unit development agreement specifies the number of units to be opened. As a result, revenue recognition for development fees is not dependent on an estimate, nor does it represent a critical accounting estimate. Rather, it is a specific contractual obligation stated in the multi-unit development agreement. Any changes to the specified and granted number of stores per the development agreement would be noted in a subsequent amendment to the original contractual agreement. The development fees are recorded when the stores are opened based on the number of stores in the agreement. The revenue is not recognized until the store is opened. For example, if the agreement specifies 10 stores are to be opened for a development fee of $100,000, As each store is opened, $10,000 is recorded as revenue. If the agreement is subsequently amended, revenue would be recognized or reversed dependent upon the appropriate accounting treatment and the specific language in the agreement.

57.	You state the duties and services related to the earning of initial franchise frees are ‘‘typically’’ complete when the store is open and thus revenue is recognized at store opening. Revise to disclose when you recognize revenue in the situation where you have not yet satisfied all of your agreed upon responsibilities at the time the store opens.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page F-35.

Duties and services that are completed prior to approval include training, facilities inspection, receipt of operating license(s) and clearance from appropriate agencies. These duties and services are substantially complete prior to the approval of opening of a store. If the duties and services relating to the earning of the franchise fees are not complete, the store does not open. Revenue is recognized when the store opens.

Note 2 — Area Development Affiliations, Page F-30

58.	We note your response to prior comment 90 from our June 16, 2006 letter. In addition to the entries disclosed in your footnote and discussed in your response (the debit of $260,000 to deferred revenue, the credit to notes payable of $1,000,000, and the credit to accounts receivable of $250,000), please tell us the other entries made in connection with your purchase of the Illinois market for $1,250,000. Also, explain why you debited deferred revenue for the amount of $260,000. Clarify whether a debit to revenue was recorded to the extent of previously recognized revenue, in accordance with paragraph 18 of SFAS 45. Provide us with an analysis of your accounting treatment for this transaction, considering the revenue previously recognized from transactions with the Midwest Developer and the guidance in paragraph 18 of SFAS 45. Also, tell us specifically what was received in exchange for the $1,250,000 in consideration. Explain how you determined the purchase price of $1,250,000 was fair and the reasons for the increase from the sale of these rights in 1999. Tell us what line items were credited when the note payable was written off ($750,000 and $250,000 in 2005 and 2004, respectively).

The first $250,000 installment due on the closing date (9/24/02) was not paid in cash to the Midwest developer. Per the amended multi-unit license agreement (MULA), amounts payable by Jamba at closing shall be reduced by any outstanding amounts due from Midwest Developer. The $250,000 was credited against a receivable which recorded employee labor reimbursements due from the Midwest Developer. The $250,000 was credited against amounts due from the Midwest Developer for employee labor reimbursements paid by the Company on behalf of the Midwest Developer. The Company was recognizing revenue related to the employee labor on a cash basis. The Company did not recognize any revenue related to this $250,000. This entry had no effect on the consolidated financial statements.

A note payable for the remaining $1,000,000 owed over 4 years was recorded. Due to the long-term nature of the note, the balance was recorded at its discounted amount of $792,500; (offset by a ‘‘discount’’ amount of $207,500.) This discount represents the imputed interest that would be paid over the life of the note using the Company’s incremental borrowing rate.

The debits would offset the remaining $260,000 of deferred revenue for the Illinois market that would no longer be recognized.

The $503,000 entry was to reverse previously recorded note receivable allowance. The Company can apply payments on the note payable against the Midwest Developer’s note receivable balance. As the amount of the note payable ($792,500) exceeds the balance of the note receivable at the time of the transaction ($503,000), the collectability of this note is guaranteed. The reserve on the note payable is therefore is no longer required.

The remaining debit of $29,181 represented the ‘‘cost’’ of the deal and was recorded as general and administrative expense.

The journal entry recorded by the Company to account for this transaction was as follows:

Account	Financial Statement Line	Debit	Credit
Note Payable	Other L/T Liabilities		1,000,000
Contra NPV	Other L/T Liabilities	207,500
Deferred Rev	Other L/T Liabilities	260,000
N/R Reserve	Other Assets	503,319
Misc. Other	Other operating expense	29,181

Also, explain why you debited deferred revenue for the amount of $260,000.

In fiscal year 1999, the Company sold the Midwest Developer the rights to develop 50 stores in the following three designated market areas: Illinois, Minneapolis and Milwaukee. The purchase price for this territory was $500,000 and was allocated as $10,000 per store. This $500,000 was further identified to be allocated pro-rata over the stores to be opened in each of the designated markets.

Illinois	70%	$350,000
Minneapolis	26%	$130,000
Milwaukee	4%	$20,000
Total	100%	$500,000

The initial territory fee of $500,000 was received in fiscal year 1999 and booked to deferred franchise revenue and cash. As stores opened in each market and revenue was recorded, the transaction debited the deferred franchise revenues and credited franchise revenue.

Revenue related to these territory fees was recognized as follows over fiscal years 1999 to 2005

	1999	2000	2001	2002	2003	2004	2005	Total
Illinois		30,000	50,000	0	10,000	0	0	90,000
Minneapolis		40,000	20,000	0	0	10,000	0	70,000
Milwaukee		10,000	0	0	0	0	0	10,000
Total		80,000	70,000	0	10,000	10,000	0	170,000

At the time of the transaction in fiscal 2003, the remaining balance of deferred revenue for the Illinois market was $260,000 ($350,000 less revenue recognized previously of $90,000). As the Amended and restated MULA caused the development rights for the Illinois market to be terminated and reverted back to the Company and the consideration refunded, per paragraph 18 of SFAS 45 the remaining deferred revenue for this market should not be recognized and offset against the consideration paid for the return of the development rights.

Clarify whether a debit to revenue was recorded to the extent of previously recognized revenue, in accordance with paragraph 18 of SFAS 45. Provide us with an analysis of your accounting treatment for this transaction, considering the revenue previously recognized from transactions with the Midwest Developer and the guidance in paragraph 18 of SFAS 45.

Sentence 1 of paragraph 18 in SFAS 45 ‘‘States that a franchisor may recover franchise rights through repossession if a franchisee decides not to open an outlet. If for any reason the franchisor refunds the consideration received, the original sale is cancelled and revenue previously recognized shall be accounted for as a reduction in the period the franchise is repossessed’’. At time of repossession of the Illinois market, the Midwest Developer had opened nine retail outlets. These outlets continued to be the property of the Midwest Developer and remained opened after repossession of the market development rights. Based on the fact that at the time of repossession the Midwest Developer had stores already opened and continued open after repossession, the Company deemed it appropriate not to reverse previously recognized revenue for these stores.

Also tell us specifically what was received in exchange for the $1,250,000 in consideration.

The Amended and Restated MULA executed on 9/24/02 states the consideration as follows:

The Midwest Developer’s right to develop any additional ‘‘Jamba Juice’’ stores in the State of Illinois, including , without limitation, the Illinois Designated Market Area shall terminate, be transferred and otherwise revert to Jamba, except in respect to the Streeterville Store and the Development Store.

The Streeterville Store license agreement was amended to provide for the relocation of the ‘‘Jamba Juice’’ store authorized under the Streeterville License from its current location to 14658 LaGrand Road, Orland Park, Ill. The Streeterville Store was closed on 3/7/2003, however it was never re-opened or relocated to the new site.

The Development Store, determined as Geneva Commons, was to be located at 1544 Commons Drive, Geneva, Ill 60134 or such other location within the Illinois Designated Market Area as mutually agreed in writing by the parties prior to 9/24/02. If the License Agreement is not executed prior to the 9/24/02, the Midwest Developer’s rights to develop this store shall terminate in their entirety. The Geneva Commons store was opened at the stated location on 12/12/02.

Explain how you determined the purchase price of $1,250,000 was fair and the reasons for the increase from the sale rights in 1999.

The $1,250,000 was negotiated by Jamba Juice Company and the Midwest Developer to be fair and reasonable based on an analysis and evaluation of current and future potential of the Illinois market. The increase in price from the sale of the rights in 1999 was due to the increase in the Brand awareness the Midwest Developer had created during the 3 year period they operated the stores in Illinois. The Illinois market was a previously undeveloped market with no existing Jamba Juice stores. The Midwest Developer owned and operated 9 stores in Illinois at the time of the transaction with combined annual sales over $4 million. The Midwest Developers investment in the Illinois market provided the foundation for the expansion of the market with company owned stores.

Tell us what line items were credited when the note payable was written off ($750,000 and $250,000 in 2005 and 2004 respectively

In fiscal 2004, the $250,000 debit to the note payable was due to the contractual payment due on the anniversary of the agreement at 9/24/03. Franchise Support Revenue was credited. The Midwest Developer continued to owe the company expenses relating to providing employees. Revenue had only been recorded to the extent of cash received for refunding these expenses. As the $250,000 note payable installment could be applied against amounts owed by the Midwest Developer to the Company, $250,000 could be recognized as revenue.

The terms of the promissory note payable to the Midwest Developer state:

‘‘Upon the occurrence of any default by Lender under the Restructuring Agreement, the amended and Restated Long-Term Note, the License Agreements or the Transaction Agreements’’ (which speak to the reimbursement for providing employees to operate the Midwest Developers stores) ‘‘Borrower is hereby authorized, to the fullest extent permitted by law, to set off and apply any and all liquidated indebtedness at any time owing by Lender to Borrower, against any and all of the obligations of the Borrower now or hereafter existing under this Note.’’

In fiscal 2005, the remaining $750,000 due on the note payable to the Midwest Developer was credited against the purchase price of the 8 stores in the Illinois market.

Account	Financial Statement Line	Debit	Credit
Note Payable	Other L/T Assets	750,000.00
Contra NPV	Other L/T Assets		128,253.36
N/R	Other L/T Assets		288,469.59
Payroll advance	Other L/T Assets	240,754.78
Inventory	Inventory	53,220.02
Vacation accrual	Accrued Compensation		14,377.53
Bonus accrual	Accrued Compensation		23,606.88
Operating Fund	Cash	13,100.00
Lease Deposits	Other L/T Assets	20,455.00
Rent	Deferred Rent and other L/T Liabilities	6,785.38
Legal bills	Accounts Receivable		24,245.17
Fixed assets	Property, fixtures and equipment, net	832,634.01
Other expense	General and Administrative		979.13
Cash	Cash		955,507.97

59.	We re-issue part of our previous comment 91 as follows. We note you recorded total revenue of $2.8 million on a cash basis for providing employees to operate the Midwest Developer’s stores. Tell us whether the Midwest Developer owed you any amounts for outstanding fees, expenses or other items during this period. If so, please explain how you determined the cash payments should be recognized as revenue, rather than applied to outstanding balances owed from the developer.

The Company was recording revenue related to the Midwest developer on a cash basis since fiscal 2003. At the time of repossession of the market, the Company combined all out standing royalties and advertising into a note. In addition, as part of this note all future royalties and advertising were to be added to the note until the note was fully paid. The note had a specific payment schedule that was agreed to by both the Company and the Midwest Developer.

If so, please explain how you determined the cash payments should be recognized as revenue rather than applied to outstanding balances owed from the developer.

The note with the Midwest Developer called for a specific payment schedule that was agreed to between the Midwest Developer and the Company. This schedule called for payments of specific dollar amounts over specific periods of time. Having a specific note agreement along with a payment schedule allowed the Company to identify which payments related to outstanding royalties and advertising and which payments related to payroll reimbursements. There would be no difference since the Company was recording such revenue on a cash basis.

60.	With respect to our prior comment 93 from our letter of June 16, 2006, we note your added disclosure in the second paragraph of this footnote on the revenues recognized related to the Midwest Developer. Please continue your revisions to disclose the revenue and related costs deferred (both currently and on a cumulative basis) in accordance with paragraph 21 of SFAS 45.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page F-39. As noted in the Staff’s comment letter, disclosures have already been made in regards to recognized revenue. Additional disclosure of the deferred revenue balances, has also been included for the disclosed audited balance sheet dates in the revised proxy statement. There are no disclosures related to deferred costs. This is due to Jamba Juice Company recording all related expenses associated with the Midwest Developer in the period in which they incurred.

‘‘Deferred revenue related to the Midwest Developer was approximately $103,000 and $110,000 at June 30, 2005 and 2004 respectively.’’

61.	From the table provided in your response to our prior comment 89, it appears there was a reserve for bad debt for nearly the entire $691,000 owed from the Midwest Developer as of June 25, 2002. It appears this reserve was eliminated in 2003, while the amounts owed increased to $898,000 as of June 24, 2003. Please explain why the reserve was eliminated and what the offsetting entry was. Clarify whether revenue was recognized, expense was reduced, or another balance sheet account was adjusted as a result of the elimination of the reserve. Also, please provide us with a discussion of the significant facts you considered in determining any unreserved receivables were collectible as of June 29, 2004, and June 24, 2003.

The balance of the note payable to the Midwest Developer exceeded the balance of the note receivable at the time of the transaction in fiscal 2003 and continued to do so as of June 29, 2004 and June 24, 2003. The terms of the promissory note payable to the Midwest Developer state:

‘‘Upon the occurrence of any default by Lender under the Restructuring Agreement, the amended and Restated Long-Term Note, the License Agreements or the Transaction Agreements Borrower is hereby authorized , to the fullest extent permitted by law, to set off and apply any and all liquidated indebtedness at any time owing by Lender to Borrower, against any and all of the obligations of the Borrower now or hereafter existing under this Note.’’

Therefore, the collectability of the note receivable was guaranteed by the note payable balance. The balance of the note payable was $1,000,000 and $750,000 as of June 24, 2003 and June 29, 2004 respectively.

The Note receivable reserve was debited when the transaction to record the note payable was booked.

Account	Financial Statement Line	Debit	Credit
Note Payable	Other L/T Liabilities		1,000,000
Contra NPV	Other L/T Liabilities	207,500
Deferred Rev	Other L/T Liabilities	260,000
N/R Reserve	Other Assets	503,319
Misc. Other	Other operating expense	29,181

62.	According to your supplemental response to prior comment 89 in our letter of June 16, 2006, $465,000 in revenue was recorded ‘‘to extent of offset rights between role payable and note receivable.’’ Please explain this transaction and your basis in the accounting literature for recording the revenue.

As stated in previous responses above the terms of the promissory note payable to the Midwest Developer allow for any payments to be set off against any amounts receivable from the Midwest Developer.

‘‘Upon the occurrence of any default by Lender under the Restructuring Agreement, the amended and Restated Long-Term Note, the License Agreements or the Transaction Agreements’’ ( which speak to the reimbursement for providing employees to operate the Midwest Developers stores) ‘‘Borrower is hereby authorized, to the fullest extent permitted by law, to set off and apply any and all liquidated indebtedness at any time owing by Lender to Borrower, against any and all of the obligations of the Borrower now or hereafter existing under this Note.’’

To the extent the note payable balance exceeded the note receivable at the end of each fiscal year, this amount was recorded as a credit to Franchise Revenue and a debit to the note receivable. This netted the note payable and the note receivable balances to zero.

The amount of reimbursements owed by the Midwest Developer for providing employees to operate the Midwest Developer’s stores were not recorded previously as debits against accounts receivable and credits against revenue. Expenses related to providing employees to operate the Midwest Developer’s stores were recorded as franchise support expense in the period they were incurred. Revenue was only recorded on a cash basis in the period the reimbursements were received.

Per paragraph 5 of SFAS 45, ‘‘Franchise Fee revenue .... shall be recognized with an appropriate provision for estimated uncollectible amounts, when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor’’. To the extent reimbursement was guaranteed by the set-off clause in the note payable agreement, revenue was recognized and accounts receivable debited as the collectable amount. Employees have been provided to operate the Midwest Developer’s stores satisfying the material services and conditions of the Management Agreement. Revenue was recognized and the note receivable was increased to the extent of difference between the note payable NPV balance and the note receivable.

63.	We note your response to prior comment 92 from our letter of June 16, 2006. Tell us the balance of the note receivable from JJC Florida as of April 4, 2006. Tell us the date the note was fully reserved.

The balance of the fully reserved note as of April 4, 2006, including interest, is approximately $1.2 million. The note was fully reserved upon its creation in fiscal 2004.

Note 12 — Stock Options, Page F-39

64.	Refer to prior comment 95 from our letter of June 16, 2006. Please tell us how many employees received accelerated vesting of their stock options. Tell us the total number of options, the remeasured intrinsic value and the amount of intrinsic value in excess of the amount measured at the original measurement date. Explain your analysis of paragraph 36 of FIN 44 and Illustration 3(a). Tell us why you have not recognized compensation cost at the modification date for the estimated number of awards that, absent the modification, would have expired unexercisable, based on historical employee turnover rates or other information.

We have revised the text in accordance with the Staff’s request as set forth below. Please see page F-48.

The disclosure has been expanded to describe the number and the intrinsic value of the options that would accelerate upon a change of control. The merger with SACI would be a qualified change of control however the company has not recorded any compensation expense pursuant to paragraph 36 of FIN 44 as the triggering event modifying the options has not occurred. Options only accelerate upon the change of control. At that time, Jamba Juice Company will need to review and record appropriate compensation expense.

‘‘In October 2005, the board of directors of the Company approved accelerated stock option vesting for certain level of employees upon a change of control. The accelerated vesting applies to all Jamba Juice option holders who are District Managers, Support Center Managers, Department or Regional Directors and Vice Presidents and above. There are 132 employees who are eligible for acceleration as of July 26, 2006. The total number of shares held by those employees eligible for acceleration is 1,020,267. The intrinsic value of the options with the acceleration feature is estimated to be $2,494,000. The intrinsic value at the time of grant was $0. The Company will be required to record compensation expense in accordance with FIN 44 if an employee is able to exercise an award that otherwise would have expired unexercisable pursuant to the award’s original terms.’’

Financial Statements, Page F-48

65.	Please tell us why you have not provided audited statements of operations, cash flows and changes in member’s equity of JJC Florida, LLC as of December 31, 2003. Provide us with schedules supporting applicable tests of significance and supporting all calculations. Refer to Rule 3-09 of Regulation S-X.

In fiscal year 2003, JJC Florida LLC had an insignificant loss of fifty-seven thousand dollars ($57,000). Jamba Juice Company reviewed the significance test it had performed for JJC Florida, LLC as of June 24, 2003 and noted that the company utilized the average of pre-tax income for the last five years when testing that period, since the results of operations for fiscal 2003 were more than 10% less than such average. Jamba Juice Company performed the calculation utilizing the average of the last five years of pretax income which is not applicable in a year when Jamba Juice Company recorded a loss. However, during fiscal 2003, the company recorded two material, unusual and infrequent items that were in total in excess of $5 million. The items were a result of litigation settlements of a wage and hour class action lawsuit and a dispute with Jamba Juice Company's Support Center Landlord. These settlements are the primary reason Jamba Juice Company's results of operations were reduced to just below a break-even point. Therefore, both SACI and Jamba Juice Company continue to believe that JJC Florida, LLC is not significant to Jamba Juice Company as of and for the fiscal year ended June 24, 2003. As such, the company is in the process of preparing a written request to the Staff to waive the requirement to provide audited financial statements for JJC Florida, LLC for the fiscal year ended June 24, 2003 in the Proxy Statement.

In reviewing the financial statements of Jamba Juice Company's joint venture with JJC Hawaii, it was also determined that audited financial statements would also be necessary for JJC Hawaii. JJC Hawaii had income of $60,000 during fiscal 2003. SACI and Jamba Juice Company, again believe that this amount would have been insignificant, had it not been for the $5 million settlements from unusual and infrequent items discussed above. As such, the Company is in the process of preparing a written request to the Staff to waive the requirement to provide audited financial statements for JJC Hawaii, LLC for the fiscal year ended June 24, 2003 in the Proxy Statement.

66.	Revise the balance sheets to break out members’ contributions and accumulated deficit from total members’ equity, in accordance with Article 5-02.31 of Regulation S-X.

The revised notes for the Joint Venture include the required disclosures on pages [F-56 and F-70].

Per Regulation S-X, section 210.5-02, the rule ‘‘is to indicate the various line items and certain additional disclosures which, if applicable, and except as otherwise permitted by the commission, should appear on the face of the balance sheets or related notes filed for the persons to whom this article pertains.’’

Annex E — Fairness Opinion

67.	We reissue prior comment 97 of our letter dated June 16, 2006. The company attaches, as Annex E, a letter from North Point Advisors LLC (‘‘North Point’’) which is labeled ‘‘Personal and Confidential’’. The letter further states that the opinion ‘‘is intended solely for the benefit and use of, the Board ... in connection with its consideration of the Merger ... [and] ... nor shall any public references to us be made by the Parent or by any person in any manner without our prior written approval.’’ Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for North Point’s belief that shareholders cannot rely upon the opinion to support any claims against North Point arising under applicable state law (e.g., the inclusion of an express disclaimer in North Point’s engagement letter with SACI). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to North Point would have no effect on the rights and responsibilities of either North Point or the board of directors under the federal securities laws.

We have revised the text in accordance with the Staff’s request. Please see Annex E. The fairness opinion of North Point Advisors, LLC has been revised to provide that the opinion was provided to the Board of SACI as further information for the stockholders of SACI in considering the merger. The opinion has been further revised to provide that the opinion is not to be used for any other purpose, or reproduced, disseminated, quoted from or deferred to at any time, in whole or in part, without North Point’s prior written consent; provided that the opinion may be included in its entirety in the proxy statement distributed to the holders of SACI’s stock or Jamba Juice Company’s capital stock in connection with the merger.

Form 10-K, Filed March 29, 2006

68.	We reissue prior comment 100 from our June 16, 2006 letter. In your Form 10K filing, filed on March 29, 2006, we note your disclosure that you currently do not maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act of 2002. You also indicate that the company will be required to comply with the Act for the fiscal year ending December 31, 2006. Please clarify this disclosure. For example, are there any particular concerns that management has found in its internal controls?

We have revised the text as follows in accordance with the Staff’s request and will be filing shortly an amendment to the Annual Report on Form 10-K.

Our Chief Executive Officer and Chief Financial Officer (collectively the ‘‘Certifying Officer’’) maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management timely. Our management carried out an evaluation, with the participation of our Chief Executive Officer (principal executive, financial, and accounting officer), of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2006. As of the date of this report, we are in the process of completing an assessment of our internal controls in accordance with the Sarbanes-Oxley Act and our auditors have not yet tested our system of internal controls.

Financial Statements, Page F-2

Warrants

69.	In response to prior comment 101 from our letter of June 16, 2006, you state the actions necessary to deliver registered shares are completely in control of the company, since the shares have already been registered and it is not feasible that the company would be unable to deliver registered shares. However, as noted in our prior comment, it appears you will be required to file timely updates to the registration statement and to deliver a current prospectus at the time such warrants are exercised. In accordance with paragraphs 14-17 of Issue 00-19, if a contract’s terms permit the company to net-share or physically settle the contract only by delivering registered shares, the company must assume that it will be required to net-cash settle the contract because the company cannot control the actions necessary to deliver registered shares. Paragraph 18 of EITF 00-19 states, ‘‘If a derivative involves the delivery of shares at settlement that are registered as of inception of the transaction and there are no further timely filing or registration requirements, the requirement that share delivery be within the control of the company is met.’’ Please tell us how you have considered this guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

SACI intends to restate its financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from SACI’s initial public offering date through March 31, 2006. In addition, SACI will revise its MD&A disclosure to describe its accounting for the warrants and include the potential impact for volatility in its income statement given the requirement to mark the warrants to fair value each period. The filings will be made shortly.

70.	Please tell us how you have considered the guidance in EITF 00-19, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. Tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust the option to fair value for all periods from the offering date through March 31, 2006.

SACI intends to restate its financial statements to classify the purchase option as a liability and to subsequently adjust the option to fair value for all periods from SACI’s initial public offering date through March 31, 2006. Statement of Financial Accounting Standard (‘‘SFAS’’) No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities,’’ as amended, requires all derivatives to be recorded on the balance sheet at fair value. Furthermore, paragraph 11(a) of SFAS No. 133 precludes contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified as stockholders’ equity in its statement of financial position from being treated as derivative instruments. We have determined that the option to purchase 750,000 units, each unit consisting of one warrant and one share of common stock, is a derivative that also contains an embedded derivative. The option to purchase 750,000 shares of common stock and the warrant to purchase an additional 750,000 shares, the latter being the embedded derivative, are separately valued and accounted for on the Company’s balance sheet. While the warrant to purchase the additional 750,000 shares is indexed to the Company’s common stock, the fact that the shares underlying the warrants require future registration in accordance with the warrant agreement, requires the Company to classify these instruments as a liability in accordance with EITF 00-19, paragraph 14.

As such, the option to purchase 750,000 units is considered an equity instrument, as the underlying shares do not need to be registered, and all other criteria in EITF 00-19 required for the instrument to be accounted for as an equity instrument have been fulfilled. The embedded derivative which is the warrant to purchase 750,000 shares for $7.50 each, follows the same accounting guidelines as the 17,250,000 warrants disclosed in our 10-K/A and is considered a liability. These derivative liabilities have been, and will continue to be adjusted to fair value in our quarterly filings.

The Company performed a valuation of the option to purchase 750,000 units, and then allocated its fair value to its two components, the underlying 750,000 shares and the embedded warrant to purchase an additional 750,000 shares. The fair value at inception was calculated to be $894,909 or $1.19 per unit, of which $653,186 was allocated to the purchase option of 750,000 shares and $241,723 was allocated to the warrants to purchase an additional 750,000 shares according to their respective fair values.

Item 9A — Controls and Procedures, Page 25

71.	We reiterate our request for you to revise the Form 10-KSB as of December 31, 2005, in accordance with our previous comment 102 from our letter of June 16, 2006.

We are revising the Form 10-K as of December 31, 2005 and such filing will be made shortly.

Sincerely,
/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Steven Berrard, Chief Executive Officer Services Acquisition Corp. International

cc:	Babette Cooper Securities and Exchange Commission

cc:	Jay Williamson Securities and Exchange Commission

Todd E. Mason

Ivan K. Blumenthal

Table of Contents

ANNEX A

Investor	$	Shares	Controlling Shareholder
Soros Strategic Partners, L.P.	$20,000,002.50	2,666,667.00	George Soros
Tudor related enties
The Altar Rock Fund, L.P.	477,120.00	63,616.00	Paul Tudor Jones
Tudor Proprietary Trading, LLC	5,796,570.00	772,876.00	Paul Tudor Jones
The Raptor Global Portfoloi, LTD	52,932,030.00	7,057,604.00	Paul Tudor Jones
The Tudor BVI Global Portfolio LTD	10,794,285.00	1,439,238.00	Paul Tudor Jones
	70,000,005.00	9,333,334.00
Blue Ridge related entities
Blue Ridge Limited Partnership	15,489,997.50	2,065,333.00	John Griffin
Blue Ridge Offshore Master Limited Partnership	9,510,000.00	1,268,000.00	John Griffin
	24,999,997.50	3,333,333.00
Omega Advisors Inc.	15,000,000.00	2,000,000.00	Leon G. Cooperman
PCM I, LLC (Prentice)	24,999,997.50	3,333,333.00	Michael Zimmerman
OZ related entities
OZ Master Fund, LTD.	23,932,500.00	3,191,000.00	Daniel Och
OZ Global Special Invesment Master Fund, LP	277,500.00	37,000.00	Daniel Och
Fleet Maritime, Inc.	272,497.50	36,333.00	Daniel Och
GPC LVII, LLC	517,500.00	69,000.00	Daniel Och
	24,999,997.50	3,333,333.00
Corsair related entities
Corsair Capital Partners, LP	2,513,947.50	335,193.00	Jay Petschek & Steven Major
Corsair Capital Partners 100, LP	120,127.50	16,017.00	Jay Petschek & Steven Major
Corsair Capital Investors LTD	295,927.50	39,457.00	Jay Petschek & Steven Major
Corsair Long Short International	69,997.50	9,333.00	Jay Petschek & Steven Major
	3,000,000.00	400,000.00
Magnetar Capital Master Fund, Ltd	9,999,997.50	1,333,333.00	Alec Litowitz
Benchmark Capital Partners IV, LP	16,666,665.00	2,222,222.00	Robert C. Kagle
as nominee for
Benchmark Capital Partners IV, LP
Benchmark Founders' Fund IV, LP
Benchmark Founders' Fund IV-A, LP
Benchmark Founders' Fund IV-B, LP and related individuals
Robert C. Kagle	8,333,332.50	1,111,111.00	Robert C. Kagle
Craig J. Foley	500,002.50	66,667.00	Craig J. Foley
Amberbrook IV LLC	150,000.00	20,000.00	by Willowridge IV, LLC, Managing Member, by Jerrold Newman, Manager
by Willowridge IV, LLC, Managing Member
by Jerrold Newman, Manager
Ronald L. Chez	5,250,000.00	700,000.00
Kevin Peters	150,000.00	20,000.00
Jeffrey S. Olds and Linda O. Olds	600,000.00	80,000.00
Joesph Vergara	750,000.00	100,000.00
John J. Moore	7,500.00	1,000.00
Trevor H. Sanders	142,500.00	19,000.00
Creative Juices, Inc	99,997.50	13,333.00	Mark E. Keenan and his spouse and Mary Schoch and her spouse

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Table of Contents

Investor	$	Shares	Controlling Shareholder
Gregory J. Baty	200,002.50	26,667.00
James J. Pallotta	1,750,027.50	233,337.00
Thomas W. Scott	249,997.50	33,333.00
Robert Alevizos	249,997.50	33,333.00
Daniel J. Doherty III	249,997.50	33,333.00
Eugene L. Crowley	249,997.50	33,333.00
Eric Olander	249,997.50	33,333.00
Roberto Mignone	249,997.50	33,333.00
Michael Stansky	249,997.50	33,333.00
Peter Monaco	249,997.50	33,333.00
Pamela Stedman Farkas	249,997.50	33,333.00
Benjamin Bloomstone	249,997.50	33,333.00
Steven H. Tishman	249,997.50	33,333.00
Mark V. Forziati	249,997.50	33,333.00
Harry D. Nudelman	249,997.50	33,333.00
Dianne B. Edelson	50,002.50	6,667.00
Pamela Butler Berrard	249,997.50	33,333.00
Thomas M. Molitor	50,002.50	6,667.00
Berrard Holdings Limited Partnership	399,997.50	53,333.00	Steven R. Berrard
Total Amount Committed	$231,599,992.50	30,879,999.00

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